(Check One):	UNITED STATES	Commission File Number:
☑ Form 10-K	SECURITIES AND EXCHANGE	001-16499
☐ Form 20-F	COMMISSION	CUSIP Number:
☐ Form 11-K	Washington, D.C. 20549	86768K106
☐ Form 10-Q
☐ Form 10-D	FORM 12b-25
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Sunrise Senior Living, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
7902 Westpark Drive

Address of Principal Executive Office (Street and Number)
McLean, Virginia 22102

City, State and Zip Code

PART II—RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)
     As previously disclosed, Sunrise Senior Living, Inc. (“Sunrise” or the “Company”) reported that it would restate its financial statements for the years ended December 31, 2003, 2004 and 2005 primarily to adjust the accounting treatment related to ventures that contain partner preferences and the timing of sale accounting and recognition of income from sales of real estate. As updated in a press release issued on February 27, 2007, the cumulative impact of the restatement is currently anticipated to reduce net income for all periods impacted, including 1999 through 2005, by approximately $98 to $107 million. Approximately 50 percent of this amount relates to the periods from 1999 through 2002 and the remainder during the periods 2003 through 2005. Sunrise expects the substantial majority of the reduction to be recorded as income during 2006 through 2008. This income will be recorded through the extinguishment of obligations and/or the sale or refinance of impacted ventures. Sunrise reiterated that the restatement does not affect Sunrise’s cash flow or the cumulative amount of profits and losses it generates from its venture partnerships or sales of real estate, but rather the timing of the income it recognizes.
     In its February 27, 2007 press release, the Company set forth the following review of the significant issues that are being addressed in the restatement as well as recent estimates of net income amounts to be adjusted:
•	Allocation of profits and losses in those ventures in which Sunrise’s partners receive a preference on cash flow. This area of review has focused on the timing of both the recognition of profits and losses from ventures and the recognition of development profit from ventures in which our partners receive a cash flow preference. Sunrise will account for its equity in earnings of unconsolidated ventures by a method known as Hypothetical Liquidation at Book Value (HLBV), rather than on its historical method based upon percentage of equity ownership. The principal difference between the two methods is that HLBV presumes liquidation at the depreciated book value in considering cash flow preferences when allocating income and losses, while historically Sunrise has allocated profits and losses on the basis of percentage of equity ownership. The impact of this restatement will require Sunrise to record additional losses in prior periods for those ventures with cash flow preferences. The loss of income from the restatement results in a lower carrying value of the investment, which in turn, results in greater income when the venture is recapitalized, refinanced or sold. In the future, Sunrise will no longer offer capital preferences on cash flows for its ventures. Based on preliminary management estimates, the impact of this adjustment is expected to be a reduction of net income for the periods 1999 through 2005 by approximately $5 million to $8 million. The substantial majority of this reduction in income is expected to be recorded as income during the periods 2006 through 2008, when the ventures are sold or refinanced.

•	Effect of certain Sunrise guarantees and commitments on timing of sale accounting and recognition of income upon sale of real estate. Primarily during the period from 2000 to 2003, Sunrise sold mature senior living properties to ventures or independent third parties in connection with transforming the business model to a management services model. As part of its development program, Sunrise generally owns real estate during the zoning and permit process through a 100 percent owned subsidiary and then sells a majority of the membership interest in the entity to a third-party investor. Sunrise historically has sold this membership interest at cost and has recorded as income subsequent development fees paid by the venture. As Sunrise never intended to develop the projects without a partner and the legal structure of the transaction was a transfer and a development fee, the transaction was not considered a sale of real estate. In connection with some of Sunrise’s sales of real estate, either mature properties or development properties, Sunrise has provided limited guarantees or commitments. These guarantees or commitments have included construction completion guarantees, operating cash flow deficit guarantees to lenders and ventures, limited guarantees of net operating income (credit support) and certain limited debt guarantees. The existence of these guarantees, as well as the amounts funded by Sunrise, have been previously disclosed in Sunrise’s publicly filed financial statements. However, in accordance with SFAS 66, Accounting for Sale of Real Estate, based on the nature of these guarantees or commitments, Sunrise is required to defer income or is unable to immediately record the transaction as a sale. This deferral of income recognition or delay in achieving sale accounting does not change the ultimate cash flow from the transaction or economics of the transaction, but rather the timing of the recognition of income. Sunrise will recognize this deferred income when the guarantees or commitments expire or the ventures are recapitalized, refinanced or sold. In the future, Sunrise does not expect to offer guarantees or commitments that would preclude sale accounting. Based on preliminary management estimates, the impact of this adjustment is expected to be a reduction of net income for the periods 1999 through 2005 by approximately $78 million to $82 million. The substantial majority of this reduction in income is expected to be recorded as income during the periods 2006 through 2008.
•	Capitalization of Indirect Project Costs. As part of Sunrise’s development program, the Company capitalizes both direct and indirect costs related to the development of real estate projects. A closer examination of these capitalized indirect costs indicated that some of the indirect costs should not have been capitalized in accordance with SFAS 67 Accounting for Costs and Initial Rental Operations of Real Estate Projects. This change will require Sunrise to expense additional amounts early on in the development cycle, and be reimbursed for these costs at the time of sale of the community. Based on preliminary management estimates, the impact of this adjustment is expected to be a reduction of net income for the periods 1999 through 2005 by approximately $7 million to $9 million. The adjustment results in a lower carrying value of the property, which will, in turn, result in greater income when the property is sold. The substantial majority of this reduction in income is expected to be recorded as income during the periods 2006 through 2008.
•	Adjustment to Community Contract Services Reimbursement Revenues and Expense. The Company will make equal adjustments to both community contract services revenues and expenses to exclude expenses for which Sunrise, as manager, is not responsible. Adjustments to the reimbursed expense and corresponding revenues do not impact the Company’s net income because the adjustment will reduce both revenue and expense by an equal amount.
•	Capitalized Interest. As permitted under SFAS 58 Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method, Sunrise historically has capitalized interest on our investment in ventures for which the equity therein is utilized to construct buildings. In the accounting review, Sunrise found that as the ventures became more complex and involved multiple projects at various stages of completion, the Company did not stop capitalizing interest when the first project in the venture became operational. Instead Sunrise continued capitalizing interest until the last property in that venture had been constructed. In conjunction with the restatement, Sunrise will adjust its financials to cease capitalizing interest on its equity investment when the first property in a venture portfolio commences operations. Based on preliminary management estimates, the impact of this adjustment is expected to be a reduction of net income for the periods 1999 through 2005 by approximately $3 million. The loss of income from the restatement results in a lower carrying value of the investment, which in turn, results in greater income when the venture is recapitalized, refinanced or sold. The substantial majority of this increase in expense is expected to be recorded as income during the periods 2006 through 2008, when the related ventures are sold or refinanced.

•	Other Adjustments. The Company expects to reduce net income for the periods 1999 through 2005 by approximately $5 million related to other adjustments during the restatement period. The Company will restate its financial statements for adjustments that have come to light as part of its accounting review.
     Sunrise is unable at this time to provide the precise impacts of the restatement because its restatement has not yet been finalized.
     As previously announced, the board of directors has appointed a special independent committee to review recent insider sales of Sunrise stock and the Company’s historical practices related to stock option grants. The special committee has retained independent outside legal counsel to assist in its review. On March 2, 2007, the Company announced that the board of directors has enlarged the mandate of the special committee to include the review of facts and circumstances relating to the historical accounting treatment of certain categories of transactions in the pending restatement of the Company’s financial statements. The Company also announced that the board of directors has directed the special committee to develop recommendations for the board regarding any necessary remedial measures, including those pertaining to internal controls and processes over financial reporting that it may determine to be warranted.
     In addition, as previously reported, Sunrise has received comments from the Securities and Exchange Commission (SEC) with respect to certain filings, including its Form 10-K, as originally filed for the year ended December 31, 2005, which included, among other things, a request for additional information regarding the application of EITF 04-5 to Sunrise’s unconsolidated ventures and additional information regarding the method used for determining Sunrise’s share of equity in earnings or losses and its interpretation of SOP 78-9, Accounting for Investments in Real Estate Ventures. Sunrise has responded to these comments and as part of the comment process will submit preliminary recast 2005 financial information to the SEC for its review (which will include a summary of the items to be restated and their anticipated impact). Once the SEC’s review of these materials is completed, Sunrise will prepare full financial statements, including footnotes and disclosures, for completion of Sunrise’s restated 2005 Form 10-K. Adjustments for periods prior to 2003 will be reflected in the opening balance for retained earnings in 2003. The filing of the restated 2005 Form 10-K will also require completion or substantial completion by the special independent committee of its review. Sunrise expects to file the 2006 Form 10-Qs and Form 10-K for the fiscal year ended December 31, 2006 as soon as possible following the filing of the restated 2005 Form 10-K. The Company is not able to predict at this time the timing of these steps or when these filings will be made, but does not anticipate that the expanded scope of the special committee will extend the timing of the Company’s efforts to become current in all of its filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bradley B. Rush	(703)	273-7500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Because of the restatement process described under Part III above, Sunrise is unable to provide a reasonable estimate of either its 2006 or 2005 results of operations. Accordingly, except to the extent described under Part III above, Sunrise cannot at this time estimate what significant changes will be reflected in its 2006 results of operations or its 2005 results of operations.

Sunrise Senior Living, Inc.

(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2007	By:	/s/ Bradley B. Rush
		Name:	Bradley B. Rush
		Title:	Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).
* * * * *
Statements in this notification that are not historical, including, among other things, as to the pending restatement of the Company’s financial statements and filing of its 2005 Form 10-K, 2006 Form 10-Qs and 2006 Form 10-K, including any anticipated significant changes in results in operations for the periods covered by the restatement and for 2006 results of operations compared to 2005 results of operations, identification of any additional matters requiring restatement, the length of time needed for the Company to complete the restatement, and for Ernst & Young LLP, to complete their procedures for any reason, including the detection of new errors or adjustments, and the time required for the special independent committee to complete its review and for the Company to clear comments with the SEC, may be deemed forward-looking statements within the meaning of the federal securities laws. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained and it is possible that its actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to the Company’s various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10-K for a discussion of such risks and uncertainties.